Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3ASR) and related Prospectus of F.N.B. Corporation for the registration of (i) Series 2021 Nonnegotiable Subordinated Term Notes, (ii) Series 2021 Nonnegotiable Subordinated Daily Notes and (iii) Series 2021 Nonnegotiable Subordinated Special Daily Notes and to the incorporation by reference therein of our report dated February 25, 2021, with respect to the consolidated financial statements F.N.B. Corporation, and the effectiveness of internal control over financial reporting of F.N.B. Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

August 31, 2021